UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 19)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,952,064
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,952,064
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,952,064
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based upon 26,472,479 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Shares”) as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Annual Report on Form 10-K for the fiscal year ending March 31, 2022 of Agilysys, Inc. a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“SEC”) on May 23, 2022 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
181,927
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
181,927
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%*
14.	TYPE OF REPORTING PERSON OO

*This calculation is based upon 26,472,479 Shares as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ending March 31, 2022 filed with the SEC on May 23, 2022 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,133,991
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,133,991
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,133,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%*
14.	TYPE OF REPORTING PERSON IN

* This calculation is based upon 26,472,479 Shares as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ending March 31, 2022 filed with the SEC on May 23, 2022 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,498,408
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,498,408
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 26,472,479 Shares as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ending March 31, 2022 filed with the SEC on May 23, 2022 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital is now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Distressed Debt Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
297,507
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
297,507
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,507
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*
14.	TYPE OF REPORTING PERSON PN

*This calculation is based upon 26,472,479 Shares as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ending March 31, 2022 filed with the SEC on May 23, 2022 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital is now convertible.

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This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended including most recently amended by Amendment No. 18 thereto filed on May 27, 2020 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK GP, LLC, a Delaware limited liability company (“MAK GP”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership (“MAK CDD Fund”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK GP, MAK Fund and MAK CDD Fund, the “Reporting Persons”).

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 6 below is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) is amended as follows:

The ownership percentages are calculated based on 26,472,479 shares of Common Stock (the “Shares”), as follows: (i) 24,737,022 Shares outstanding as of May 13, 2022, as set forth in the Issuer’s Annual Report of Form 10-K for the fiscal year ending March 31, 2022 filed with the SEC on May 23, 2022 plus (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Convertible Preferred Stock held by MAK Fund and MAK CDD Fund are convertible.

(a)           MAK Capital holds 3,952,064 Shares, representing 14.9% of the outstanding Shares. Mr. Kaufman holds 4,133,991 Shares, representing 15.6% of the outstanding Shares. MAK Fund holds 3,498,408 Shares, representing 13.2% of the outstanding Shares. MAK CDD Fund holds 297,507 Shares, representing 1.1% of the outstanding Shares. MAK GP LLC holds 181,927 Shares, representing 0.7% of the outstanding Shares. Each of MAK Fund and MAK CDD Fund shares voting power and investment power with MAK Capital and Mr. Kaufman. MAK GP shares voting power and investment power with MAK Capital and Mr. Kaufman.

The information contained in rows 8, 10 and 11 on each of the cover pages is incorporated by reference in its entirety.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Securities of the Issuer.

In accordance with the provisions thereof, effective May 31, 2022, that certain Amended and Restated Voting Trust Agreement dated as of May 11, 2011(the "Voting Trust Agreement") between certain entity Reporting Persons and Computershare Trust Company, N.A. as trustee (the "Trustee"), was terminated. The Voting Trust Agreement applied to certain Shares beneficially owned by the Reporting Persons above an ownership threshold. No Shares had been subject to the Voting Trust Agreement since the Reporting Persons beneficially owned less than 20% of the Shares outstanding.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 – Joint Filing Agreement dated as of June 3, 2022

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: June 3, 2022

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL DISTRESSED DEBT FUND I, LP

By: MAK DDF-1 GP, LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK GP LLC

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN
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